www.encysive.com
phone 713.796.8822
fax 713.796.8822
Encysive Pharmaceuticals Inc.   4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
FOIA Confidential Treatment Request
Confidential Treatment Requested by
Encysive Pharmaceuticals Inc.
004955-0001-0001
December 13, 2005
Via EDGAR and Federal Express
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Encysive Pharmaceuticals Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-20117
Filed March 15, 2004
Dear Mr. Rosenberg:
     This letter is in response to your letter dated November 30, 2005, to Encysive Pharmaceuticals Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K. The numbered paragraphs below correspond to the numbered comments in your letter.
Form 10-K for the fiscal year ended December 31, 2004
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 35
1. General background:
The Company advises the staff that it does not manufacture, sell or distribute Argatroban. Argatroban is licensed to a pharmaceutical manufacturer (GlaxoSmithKline or GSK) which distributes and sells the product and from which the Company receives a quarterly royalty payment. At the time of each payment, the Company receives some limited

www.encysive.com
phone 713.796.8822
fax 713.796.8822
Encysive Pharmaceuticals Inc. 4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
FOIA Confidential Treatment Request
Confidential Treatment Requested by
Encysive Pharmaceuticals Inc.
004955-0001-0001
quarterly data related to the product’s gross sales, sales returns, discounts and allowances. The Company is informed of the amount of product returns recorded each quarter; however, the Company is not provided with information allowing it to identify the period or periods to which such returns correspond. Thus, the Company does not have the ability to analyze the relation of sales returns to sales made in any particular period, nor do we have information related to estimated remaining product shelf life for distributed product.
We assume that substantially all discounts and allowances pertain to current period sales. We also believe that a portion of sales recorded in each period will ultimately be returned, and have endeavored to develop a methodology to estimate such future returns and their impact on royalty revenues. In the pharmaceutical industry, product returns are primarily influenced by remaining or expired shelf life, product withdrawals or recalls, significant price changes from competitors or the introduction of generic products or other new competition. We are not aware of any pending product recalls or withdrawals, significant price fluctuations or generic or new competition. Accordingly, we have estimated only the impact of product dating on returns.
Argatroban is used in a hospital setting, and is a relatively expensive drug. Thus, we do not believe that significant inventories are maintained by hospital pharmacies. Argatroban has an expiration date of two years from manufacture date. Common industry practice is that prescription drugs can be returned to the manufacturer at any time; however, product normally is returned when the shelf life is reduced to six months or less. Our reserve is an estimate of returned goods as a percentage of sales made in the preceding 18-month period that may be returned in future periods. Upon initial sale of Argatroban, the Company estimated that four percent of gross sales of Argatroban would be returned during future periods. This percentage was based on management’s experience with other pharmaceutical products.
a)	As discussed above, we believe, based upon common industry practice, substantially all discounts and allowances pertain to current period sales. Since GSK informs us of actual discounts and allowances recorded each quarter, we have not estimated any amount for discounts and allowances. Estimated sales returns at December 31, 2004 and 2003 were approximately $3.0 and $1.0 million, respectively, which had the effect of reducing cumulative reported royalty revenues by approximately $[*] million and $[*] million, respectively.

www.encysive.com
phone 713.796.8822
fax 713.796.8822
Encysive Pharmaceuticals Inc. 4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
FOIA Confidential Treatment Request
Confidential Treatment Requested by
Encysive Pharmaceuticals Inc.
004955-0001-0001
As discussed above, we initially had no historical data upon which to base our estimates. We evaluated the effect of varying estimates of future returns, as a percentage of sales, and concluded that reasonable variances in those estimates would have no material effect upon our financial position or results of operations.
b)	Since we do not manufacture, sell or distribute Argatroban, we do not have information related to levels of inventory in the distribution channels; however due to the cost of the drug and pressures on hospitals to minimize operating expenditures, we believe inventory levels are maintained at a minimally acceptable level. Inventory level is therefore not a part of the Company’s estimate process.
We have estimated remaining shelf life, which is an important reason for product returns, based upon the fact that Argatroban has an expiration date of two years from manufacture date. Common industry practice is that prescription drugs can be returned to the manufacturer at any time; however, product is normally returned when the shelf life is reduced to six months or less. Our reserve is therefore based upon an estimate of the percentage of sales made in the preceding 18-month period that may be returned in future periods. Initially, lacking any historical sales data for Argatroban and based upon management’s experience with other pharmaceutical products in the industry, management estimated that four percent of gross sales of Argatroban would be returned during future periods.
We are not aware of any product recalls or withdrawals, price changes from competitors, or introductions of new or generic competition which would reasonably be likely to impact returns of Argatroban.
c)	As discussed in response (b) above, we initially lacked any historical sales data for Argatroban. We do not manufacture, sell or distribute Argatroban; our access to quantitative information from external sources is limited. Our estimated sales returns were based upon management’s experience with other pharmaceutical products in the industry. In reviewing subsequent 2005 data, however, it appears that our estimated percentage of future sales returns is reasonable. Cumulative product returns through the third quarter of 2005 were approximately 2.97% of sales during the period from November 2000 through the second quarter of 2004 (assuming all returns to date are related to sales made more than 18 months ago). We believe our 4% estimate is therefore reasonable, as it is conceivable that some returns may yet be made of expired product in the future.

www.encysive.com
phone 713.796.8822
fax 713.796.8822
Encysive Pharmaceuticals Inc. 4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
FOIA Confidential Treatment Request
Confidential Treatment Requested by
Encysive Pharmaceuticals Inc.
004955-0001-0001
We have considered several qualitative factors in estimating future product returns. In the pharmaceutical industry, product returns are primarily influenced by remaining shelf life, product recalls, price changes from competitors, or introductions for new or generic competition. As discussed above, we are not aware of any product recalls or withdrawals, price changes from competitors, or introductions of new or generic competition which would reasonably be likely to impact returns of Argatroban.
As discussed above, GSK informs us of product returns recorded each quarter, but we do not know for which period or periods such returns relate. We are not able to provide product returns in sales dollars, disaggregated by expiration period. At December 31, 2004, our estimated amount of product returns was approximately $3.0 million, which would all be related to sales made in the most recent 18-24 month period.
d)	A roll-forward of each item that reduces gross royalty revenues for the periods presented is as follows (in Thousands):

	Effect on Royalty Revenues
	Cash, trade	Rebates
	and quantity	and	Sales
	discounts	chargebacks	Returns
Beginning balance (1)	35	95	[*]
Current estimate related to sales made in current or prior periods	—	—	[*]
Actual returns or credits related to sales made in current or prior periods	91	316	[*]
December 31, 2002	126	411	[*]
Current estimate related to sales made in current or prior periods	—	—	[*]
Actual returns or credits related to sales made in current or prior periods	145	931	[*]
December 31, 2003	271	1,342	[*]
Current estimate related to sales made in current or prior periods	—	—	[*]
Actual returns or credits related to sales made in current or prior periods	251	1,327	[*]
December 31, 2004	522	2,669	[*]
(1) Comprised of actual activity from November 2000 through December 31, 2001

www.encysive.com
phone 713.796.8822
fax 713.796.8822
Encysive Pharmaceuticals Inc. 4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
FOIA Confidential Treatment Request
Confidential Treatment Requested by
Encysive Pharmaceuticals Inc.
004955-0001-0001
We supplementally advise the staff that if we had used an estimate of 2.97% of trailing 18 month sales instead of 4% as an estimate for future returns, our reserve would have been $[*] instead of $[*] as of December 31, 2004.
e)	As Argatroban is manufactured, sold and distributed by GSK, we do not have information upon which to comment regarding the amount of and reason for fluctuations with respect to amounts that reduce gross royalty revenue. In the pharmaceutical industry, product returns are primarily influenced by remaining shelf life, product recalls or withdrawals, competitive price changes or the introduction of generic or other competition. We are not aware of any pending product recalls or withdrawals, competitive price changes or new competition and, accordingly, have focused on estimating the impact of product dating on returns. The effect of changes in our estimates for future product returns upon royalty revenues was to reduce reported royalty revenues by $0.4 million, $0.1 million and $0.1 million in the years ended December 31, 2004, 2003 and 2002, respectively.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Commercialization Agreement, page F-23
2.	GSK paid $8.5 million in upfront license fees during August 1997, a $5 million milestone payment in October 1997, and a $7.5 million milestone payment in June 2000. Under the Company’s revenue recognition policies in effect at that time, since the payments were not refundable, they were recognized upon receipt. Upon adoption of Staff Accounting Bulletin No. 101 (SAB101) at December 31, 2000, the Company deferred recognition of these up-front payments over the estimated development period, reporting the amounts previously recognized under the caption “cumulative effect of change in accounting principle.” Argatroban was approved by the FDA for marketing in the U.S. in 2000, and the Company’s required development activities ended. As a result, deferred revenue related to Argatroban was included in year 2000 revenues. We advise the staff that:
•	There is no revenue related to the license fees or milestone payments received from GSK included in any of the years ended December 31, 2004, 2003 or 2002.

•	Following the adoption of SAB101, we recognized revenues on a straight-line basis from the date of receipt through the FDA approval date for Argatroban.

•	The specific amortization period was from 1997 through 2000.

www.encysive.com
phone 713.796.8822
fax 713.796.8822
Encysive Pharmaceuticals Inc. 4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
FOIA Confidential Treatment Request
Confidential Treatment Requested by
Encysive Pharmaceuticals Inc.
004955-0001-0001
Confidential Treatment Request
     We hereby request, pursuant to 17 C.F.R. § 200.83 that the contents of this letter, as indicated by [*], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(l), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Robert G. Reedy of Porter & Hedges, L.L.P. at (713) 226-6674 rather than rely upon the United States mail for such notice. The address for Robert G. Reedy, the responsible representative, is 1000 Main Street, 36th Floor, Houston, Texas 77002-6336.
     In connection with the Company’s response to the Staff, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (713) 578-6605 with any additional comments or questions you may have.
Regards,
/s/ Stephen L. Mueller
Stephen L. Mueller
Vice President, Finance and Administration

cc:	Ms. Amy C. Bruckner, Staff Accountant
Ms. Mary Mast, Senior Accountant